Shanda Enters into Extensive Strategic Partnership with Kingsoft

-Shanda Games to Operate JX Online World

-Shanda Online to Support JX Online II Operations

Shanghai, China — January 13, 2009 - Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced that it has established a strategic cooperation with Kingsoft Corporation Limited (“Kingsoft”; SEHK: 3888), China’s leading entertainment and applications software developer, regarding JX Online World and JX Online II, which are Kingsoft’s in-house developed games. Pursuant to the strategic cooperation, Shanda Games Limited (“SDG”) will operate JX Online World, which Kingsoft will also continue to operate. In addition, Shanda Online Holdings Limited (“SDO”) will open its unified platform to support the operation of JX Online II. The parties intend to expand further their strategic cooperation in additional areas.

According to the agreements relating to the strategic cooperation, SDG, which develops, sources, operates and publishes online game content, will establish a dedicated team to operate JX Online World.  In addition, SDO will introduce JX Online II to the SDO platform, through which Shanda’s users access Shanda’s interactive entertainment content. As a part of SDO’s platform, JX Online II will enjoy SDO’s broad user base and renowned unified services such as billing and payment services, customer services, call center services, and other similar services.

“We are pleased to work with Kingsoft, to take advantage of each company’s respective strengths, specifically in online game operations and online game development,” said Mr. Tianqiao Chen, Shanda’s Chairman and CEO. “This marks an important milestone for Shanda as we open our outstanding resources to the online gaming market. We believe that the strategic cooperation between Shanda and Kingsoft represents a new opportunity within China’s online interactive entertainment industry to enhance and strengthen the industry in its next stage of growth.”

“We are confident the cooperation, which combines Shanda’s operational expertise and Kingsoft’s game development, will be a win-win for each company,” said Mr. Bojun Qiu, Kingsoft’s Chairman and CEO. “We look forward to other opportunities to collaborate with Shanda in the future to further develop the online gaming industry.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future cooperation between Shanda and Kingsoft, the growth of JX Online World and JX Online II and the development of the online interactive entertainment industry, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the future cooperation between Shanda and Kingsoft, the online game industry and JX Online World and JX Online II fail to grow as expected, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

About Kingsoft

Following the commercial launch of its first office applications software WPS 1.0 in 1989, Kingsoft Corporation Limited has now become a leading entertainment and applications software developer, distributor and service provider in China, based on market share. The Company leverages its comprehensive software development platform to offer a wide range of innovative entertainment and applications software.

Kingsoft has several well-known products such as WPS Office, Kingsoft PowerWord, Kingsoft Internet Security, and online games such as the JX Series and The First Myth. In addition, the Company sells various products such as Kingsoft Internet Security and Kingsoft PowerWord to retail consumers, corporate organizations and government agencies in China using online and offline distribution channels.

With its headquarters in Beijing, Kingsoft has multiple research and development centers based in Zhuhai, Beijing, Chengdu, Dalian and Shenzhen. The Company’s vision is to create world-class software products that run on every computer and our strategy is to enhance our position as a leading entertainment and application software developer, operator and distributor in China and to expand its presence in certain oversea markets.

Contact

Shanda Interactive Entertainment Ltd.

Maggie Yun Zhou, IR manager

Vivian Chen, IR manager

Shanda Interactive Entertainment Limited

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@snda.com

Kingsoft Corporation Limited
Michelle Feng Harnett
Tel: +86-10-8232-5515
Email: ir@kingsoft.com